UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

Fang Xue

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025

Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5953U102

1.	Names of Reporting Persons. CNshangquan Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8%[1]

14.	Type of Reporting Person (See Instructions) CO

1      Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Cnshangquan E-Commerce Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8%[2]

14.	Type of Reporting Person (See Instructions) CO

2              Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Sanpower Group Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8%[3]

14.	Type of Reporting Person (See Instructions) CO

3      Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Yafei Yuan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8%[4]

14.	Type of Reporting Person (See Instructions) IN

4      Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

This amendment No.1 to Schedule 13D (this “Amendment No. 1”) is filed jointly by Cnshangquan E-Commerce Co., Ltd. (the “Investor”), a company incorporated in the PRC, CNshangquan Limited (the “Investor Shareholder”), a wholly-owned subsidiary of the Investor incorporated in the British Virgin Islands, Sanpower Group Co., Ltd, a company incorporated in the PRC (“Sanpower”) and Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”, and together with the Investor, the Investor Shareholder and Sanpower, the “Reporting Persons”).

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on May 29, 2014 (the “Schedule 13D”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons, together with Leading Capital Co. Ltd. and its affiliates (“Leading Capital”, collectively with the Investor Shareholder, the “Consortium”) anticipate that, at the price per Share set forth in the Proposal (as described in Item 4 below), approximately US$18,818,581 would be expended in acquiring 164,662,586 Shares owned by shareholders of the Issuer other than the Reporting Persons (“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity financing only in the form of cash from the Consortium.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 21, 2015, the Investor Shareholder entered into a consortium agreement with Leading Capital, pursuant to which the Consortium will cooperate in good faith in connection with the acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below).  The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement, or (ii) the occurrence of termination events as specified therein, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

On July 21, 2015, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the Transaction.  Under the Proposal, the Consortium proposes to acquire, through an acquisition vehicle to be formed by it, all of the Publicly Held Shares for US$4.00 per ADS, or approximately US$0.114 per Share in cash, representing a premium of 17.6% to the Issuer’s closing price on July 20, 2015.  The Consortium intends to finance the Transaction in the form of cash.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary legal, financial, and accounting due diligence on the Issuer, and (b) negotiate and execute definitive agreements with respect to the Transaction that will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.  The Consortium expects that the Transaction can be closed in a highly expedited manner.

If the Transaction is completed, the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to the Consortium Agreement and the Proposal in this Amendment No. 1 are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 3 and 4 and incorporated herein by reference in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The description of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 3:      Consortium Agreement dated July 21, 2015 by and between the Investor Shareholder and Leading Capital

Exhibit 4:      Proposal by the Consortium to the Issuer dated July 21, 2015.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 22, 2015

CNSHANGQUAN LIMITED

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

CNSHANGQUAN E-COMMERCE CO., LTD.

By:	/s/ Yafei Yuan
Name:	Yafei Yuan
Title:	Authorized Signatory

SANPOWER GROUP CO., LTD

By:	/s/ Yafei Yuan
Name:	Yafei Yuan
Title:	Authorized Signatory

YAFEI YUAN

By:	/s/ Yafei Yuan
Name:	Yafei Yuan